Exhibit 99.1

Powell Max Limited Signs Non-Binding Letter of Intent to Acquire The Boston Solar Company

Boca Raton, FL, March 23, 2026 (GLOBE NEWSWIRE) -- Powell Max Limited (Nasdaq: PMAX) (“Powell Max” or the “Company”), a financial communications services provider, has signed a non-binding Letter of Intent, subject to certain customary provisions (the “LOI”) to acquire The Boston Solar Company (“Boston Solar”), a vertically-integrated regional EPC solar installer, focused in Massachusetts and the broader New England area.

Pursuant to the LOI, the transaction is valued at $9.0 million, including the assumption of up to $7.0 million debt. Subject to satisfactory completion of due diligence, the parties expect to execute a definitive agreement no later than May 16, 2026. Following closing, Powell Max expects to provide to Boston Solar up to $20 million in working capital funding subject to the finalization of the definitive agreement and the Company’s ability to secure capital.

Boston Solar is vertically integrated to ensure the customer gets the most complete solar system for their needs. From financing to design and installation, Boston Solar does it all with in-house installers, which are licensed and certified, so that all solar meets the applicable standards.

According to Boston Solar, it increased its revenue in 2025 by 22% to $24 million annual revenue, resulting in $2 million adjusted net income based on unaudited management accounts of Boston Solar, which are subject to audit and may be subject to change. The business was comprised of 65% residential and 35% commercial.

Powell Max Chairman and Chief Executive Officer Geordan Pursglove commented, “I took on this appointment with one clear focus: growth. Our move to begin the acquisition process for Boston Solar reflects that commitment. As demand for energy rises across the U.S., fueled by AI, automation, and rapid technological change, we believe Boston Solar offers a strong platform for long-term growth. The future of energy will depend on a range of technologies, and Boston Solar is already helping power that future today. This is an exciting first step in Powell Max’s larger diversification and expansion strategy.”

Managing Member of Boston Solar and CEO of SinglePoint Inc Wil Ralston added: “This transaction is transformational for both Boston Solar and Powell Max. Over the past several years, we built Boston Solar into the dominant vertically integrated solar platform in New England and a brand that resonates throughout New England. To truly capitalize on the generational opportunity in front of us, Boston Solar needed two things: growth capital and a public market platform that can move quickly. Powell Max provides both. With up to $20 million in possible working capital, the infrastructure and credibility of a Nasdaq-listed company, we can now execute on geographic expansion into adjacent Northeast markets and pursue accretive acquisitions of regional EPCs at a pace that was not previously possible. The solar installation industry remains highly fragmented, there are thousands of quality regional installers across the country operating without the capital or back-office support to scale. Boston Solar’s proven, vertically integrated model is the blueprint, and Powell Max now gives us the vehicle to replicate it. We are excited to join the Powell Max team.”

Boston Solar recently expanded into the commercial market, completing projects for commercial clients including Fenway Park, home of the Red Sox. Its commitment goes beyond providing clean energy; aiming to offer energy independence from utilities and protection against rising energy costs. As a fully integrated business, the company supports customers through every step of the process.

Powell Max intends to retain the current senior management team of Boston Solar following closing.

Boston Solar is led by its President Mike Morlino, a 22-year U.S. Navy SEAL distinguished veteran, including service with SEAL Team Six. Prior to joining Boston Solar, Mike Morlino contributed significantly to Windjammer Capital Investors, managing operational improvement projects at one of their portfolio companies, Fecon, a Cincinnati-based heavy equipment manufacturer. Mike holds a BS in Business Administration from the University of Maryland Global Campus and an MBA from the Massachusetts Institute of Technology’s Sloan School of Management

For additional information on Boston Solar, please visit:

https://www.bostonsolar.us

About Powell Max Limited

Powell Max Limited is a financial communications services provider headquartered in Hong Kong. The Company maintains a U.S. subsidiary incorporated in Delaware, with corporate staff located in Boca Raton, Florida. The Company engages in the provision of financial communications services that support capital market compliance and transaction needs for corporate clients and their advisors in Hong Kong. Its financial communications services cover a full range of financial printing, corporate reporting, communications and language support services from inception to completion, including typesetting, proofreading, translation, design, printing, electronic reporting, newspaper placement and distribution. The Company’s clients consist of domestic and international companies listed in Hong Kong, together with companies who are seeking to list in Hong Kong, as well as their advisors.

Forward-Looking Statements

This press release contains certain forward-looking statements, including statements with regard to the Company’s proposed acquisition of Boston Solar, the expected timing and completion of due diligence and the definitive agreement, the anticipated working capital funding, the availability of financing, and the expected benefits of the transaction. Words such as “will,” “future,” “expects,” “believes,” and “intends,” or similar expressions, are intended to identify forward-looking statements. Forward-looking statements are subject to inherent uncertainties in predicting future results and conditions. Actual results could differ materially from those described in these forward-looking statements due to certain risk factors detailed in the Company’s filings with the United States Securities and Exchange Commission (the “SEC”). You are urged to carefully review and consider any cautionary statements and other disclosures, including the statements made under the heading “Risk Factors” in our most recent annual report on Form 20-F and other reports and documents that we file from time to time with the SEC. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

Investors Contact:

IR@PMAXltd.com